

May 7, 2020

Lisa Walters-Hoffert
Chief Financial Officer
Dare Bioscience, Inc.
3655 Nobel Drive, Suite 260
San Diego, California 92122

> **Re: Dare Bioscience, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2020**
> **File No. 333-237954**

Dear Ms. Walters-Hoffert:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 441-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin Astudillo, Esq.